# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zillow Group, Inc., CIK 0001617640
CUSIP: 98954M101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1301 Second Avenue, Floor 36, Seattle, Washington (WA), 98101
Date of event which requires filing of this statement: 02/17/2026
Amends the filing with accession number 0001193125-14-298526
Filed by CIK 0001524265
Persons authorized to receive notices and communications: Lloyd D. Frink, 1301 Second Avenue, Floor 36, Seattle, Washington (WA), 98101, (206) 470-7000

## Reporting persons
- Lloyd D. Frink (CIK 0001524265): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), other (OO); sole voting power 2,454,304; shared voting power 0; sole dispositive power 2,454,304; shared dispositive power 701,884; aggregate amount beneficially owned 3,156,188 (6.7% of the class)
  Comment: Rows 7 and 9 include (i) 582 shares of Class A Common Stock and (ii) 2,453,722 shares of Class A Common Stock issuable upon conversion of 2,453,722 shares of Class B Common Stock, owned directly by the Reporting Person. Class A Common Stock has one (1) vote per share and Class B Common Stock has ten (10) votes per share. The shares reported in row 7 represent an aggregate of 24,537,802 votes available with respect to the Issuer's outstanding shares, which is equal to approximately 23.0% of the combined voting power of issued and outstanding shares of the Issuer as of February 17, 2026, based on 44,423,646 shares of Class A Common Stock and 6,217,447 shares of Class B Common Stock outstanding as of February 17, 2026. Rows 7 and 9 exclude 658,134, 21,875 and 21,875 shares of Class A Common Stock owned by the Frink Descendants' Trust dated December 30, 2004 (the "Frink Trust"), Elliott Frink 2020 Trust (the "Elliott Trust") and Ethan Frink 2020 Trust (the "Ethan Trust"), respectively, for each of which the Reporting Person is a co-trustee but over which shares the Reporting Person does not have voting power.
  
  Rows 10 and 11 include 658,134, 21,875 and 21,875 shares of Class A Common Stock owned by the Frink Trust, the Elliott Trust and the Ethan Trust, respectively, for each of which the Reporting Person is a co-trustee.
  
  Row 13 assumes the conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person to Class A Common Stock. Class B Common Stock converts to shares of Class A Common Stock on a one-for-one basis.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Zillow Group, Inc.
Address of issuer's principal executive offices: 1301 Second Avenue, Floor 36, Seattle, Washington (WA), 98101
Comment:
This Amendment No. 3 (this "Amendment") to the Schedule 13D filed on August 6, 2014, as previously amended (the "Schedule 13D"), relates to the Class A Common Stock of Zillow Group, Inc., a Washington corporation (the "Issuer"). Capitalized terms used in this Amendment and not defined herein have the meanings set forth in the Schedule 13D.

This Amendment is being filed to reflect changes in the Reporting Person's beneficial ownership of shares of Class A Common Stock and increases in the percentage of outstanding Class A Common Stock of the Issuer beneficially owned by the Reporting Person following the Reporting Person's acquisitions and sales of certain shares of Class A Common Stock and the Issuer's repurchases of Class A Common Stock.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed by Lloyd D. Frink, the Co-founder, Co-Executive Chairman and President of the Issuer (the "Reporting Person"), individually and also as co-trustee of the Frink Trust, the Elliott Trust and the Ethan Trust.
Residence or business address: The Reporting Person's business address is c/o Zillow Group, Inc., 1301 Second Avenue, Floor 36, Seattle, Washington 98101.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 2, 2020, December 3, 2021 and August 9, 2024, the Reporting Person acquired 35,000, 43,750 and 150,000 shares of Class A Common Stock, respectively, from the exercise of stock options.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover page to this Amendment is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Amendment is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in shares of Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best of the Reporting Person's knowledge, no person, other than the co-trustee of each of the Frink Trust, the Elliott Trust and the Ethan Trust with respect to the shares of Class A Common Stock owned by each trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Lloyd D. Frink: /s/ Lloyd D. Frink, Lloyd D. Frink (02/18/2026)